                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                    FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED], FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

_ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ____________to
      _____________

                         COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       ADVANTA CORP. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  ADVANTA CORP.
                             WELSH AND MCKEAN ROADS
                                  P.O. BOX 844
                           SPRING HOUSE, PA 19477-0844

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  Advanta Corp.
                                  Employee Savings Plan

Dated: June 16, 2003              By: /s/ Philip M. Browne
                                      ------------------------------------------
                                      Philip M. Browne
                                      Member of the Committee Administering
                                      the Plan

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

INDEPENDENT AUDITORS' REPORT                                            4

FINANCIAL STATEMENTS:

  Statements of Assets Available for Benefits
  as of December 31, 2002 and 2001                                      5

  Statement of Changes in Assets Available for Benefits
  for the Year Ended December 31, 2002                                  6

  Notes to Financial Statements                                         7

SCHEDULE:

 I   -  Schedule of Assets Held for Investment Purposes as of
        December 31, 2002                                               12

                          INDEPENDENT AUDITORS' REPORT

The Advanta Corp. Employee Savings Plan
Administrative Committee:

We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      /s/ KPMG LLP
Philadelphia, Pennsylvania
June 16, 2003

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                        DECEMBER 31,
                                             --------------------------------
                                                 2002                2001
                                             -----------          -----------
ASSETS

Cash                                         $     5,591          $     8,206

Investments                                   25,749,919           28,453,911

Employer Contribution Receivable                 702,815              576,063

Participant Loans Receivable                     418,053              553,504
                                             -----------          -----------

TOTAL ASSETS AVAILABLE FOR BENEFITS          $26,876,378          $29,591,684
                                             ===========          ===========

The accompanying notes are an integral part of these statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

INCREASES:
Interest and Dividend Income                                        $    713,073
Employee Contributions                                                 2,160,820
Employer Contributions                                                 1,264,658
                                                                    ------------

Total Increases                                                        4,138,551

DECREASES:
Distributions to Participants                                         (2,299,566)
Net Decrease in Fair Value of Investments                             (4,554,291)
                                                                    ------------

Total Decreases                                                       (6,853,857)
                                                                    ------------
NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS                         (2,715,306)
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                      29,591,684
                                                                    ------------
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                          $ 26,876,378
                                                                    ============

The accompanying notes are an integral part of this statement.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

(1) DESCRIPTION OF PLAN:

The Advanta Corp. Employee Savings Plan (the "Plan"), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. ("Advanta") and certain of its subsidiaries and affiliates who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan as of December 31, 2002 provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participants may elect to defer a portion of their compensation before certain taxes are deducted. Advanta may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. As of October 1, 2002, eligible participants may elect to contribute up to 25% of their salary subject to the limits under Section 401 of the Internal Revenue Code. Prior to October 1, 2002, the maximum contribution percentage for eligible participants was 15%. Advanta also makes matching contributions to the Plan, a portion of which is made on a per pay period basis, and the balance of which is made as of the end of the Plan year. Such employer contributions are equal to 50% of each employee's contributions up to 5% of the employee's compensation contributed to the Plan (so that the initial maximum matching contribution by Advanta would be 2.5% of the employee's compensation), subject to certain limitations on matching contributions to highly compensated employees under applicable provisions of the Internal Revenue Code. Advanta may make an additional matching contribution for the benefit of participants who are employed as of the last day of the Plan year. Total employer contributions in 2002 were 100% of the first 5% of employees' compensation contributed to the Plan, subject to the above-referenced limitations. Eligible participants aged 50 or over may also elect additional "catch-up" contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001. These catch-up contributions are not eligible for employer matching contributions.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are "highly compensated employees" (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan year or their contributions may be limited during the year. Further, the Plan also permits Advanta to make qualified non-elective contributions.

Because contributions made under Section 401 cannot be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (IRA). Participants are fully vested as to employer and employee contribution accounts at all times.

The Plan participants may invest their contributions in the following managed investment funds and in shares of Advanta's Class B Common Stock.

- T. Rowe Price Stable Value Common Trust Fund: This fund invests primarily in insurance contracts with a portion of the fund's assets in synthetic investment contracts.

- Western Asset Core Portfolio - Institutional Class Shares: This fund invests in a portfolio of fixed income securities with a duration of generally 4-6 years. Investments include U.S. Government obligations, mortgage-backed securities, other asset-backed securities, and U.S. dollar-denominated obligations of foreign governments and non-governmental domestic or foreign issuers.

- Dodge & Cox Balanced Fund: This fund offers the benefit of asset allocation and invests in a diversified portfolio of common stocks, preferred stocks and bonds.

- Vanguard 500 Index Fund - Investor Class Shares: This fund seeks to match the performance of a benchmark index that measures the investment return of large-capitalization stocks.

- Dodge & Cox Stock Fund: This fund invests primarily in a broadly diversified portfolio of common stocks, investing in companies that appear to be temporarily undervalued by the stock market, but have a favorable outlook for long-term growth.

- Vanguard International Growth Fund - Investor Class Shares: This fund invests primarily in the stocks of seasoned companies located outside the United States with above average growth potential.

- John Hancock Small Cap Growth Fund - Class I Shares: This fund invests primarily in stocks of U.S. emerging growth companies with market capitalizations of no more than $1 billion.

- Putnam New Opportunities Fund - Class A Shares: This fund invests mainly in U.S. common stocks, with a focus on growth stocks in sectors of the economy with high growth potential.

The Plan invests funds related to pending trades in a short-term money market fund.

While it is Advanta's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.

(2) BASIS OF ACCOUNTING:

The accompanying financial statements have been prepared using the accrual basis of accounting.

(3) USE OF ESTIMATES:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(4) PARTICIPANT LOANS:

As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate charged by commercial lenders for a comparable loan on the date the loan request is approved. Plan loans are collateralized by the participant's accrued benefit in the Plan.

(5) PARTICIPANT ACCOUNTS:

Plan participants may invest their contributions and employer contributions in one or more of the investment options described in Note 1. Wilmington Trust Company is the Trustee of the Plan.

Investment gains and losses in each of the funds described above are allocated to the participants in the ratio of each participant's account balance (including employee contributions and employer matching contributions) to the total account balance in each fund.

(6) ADMINISTRATIVE EXPENSES:

All administrative expenses of the Plan and other fees incident to the management of the Plan are paid for by Advanta, except for brokerage commissions, investment advisory fees and transfer taxes, if any.

(7) DISTRIBUTIONS TO PARTICIPANTS:

There were no distributions payable as of year-end 2002 or 2001.

(8) INVESTMENTS:

The carrying values of individual investments that represent more than 5% of the Plan's net assets were as follows:

                                                                              DECEMBER 31,                  DECEMBER 31,
                                                                                 2002                          2001
                                                                              ----------                    ----------
T. Rowe Price Stable Value Common Trust Fund                                  $3,538,793                    $3,318,746
Dodge & Cox Balanced Fund                                                      3,722,460                     3,503,308
Vanguard 500 Index Fund - Investor Class Shares                                6,701,492                     8,500,260
Dodge & Cox Stock Fund                                                         4,289,250                     4,434,614
Vanguard International Growth Fund - Investor Class Shares                     1,472,305                     1,677,811
John Hancock Small Cap Growth Fund - Class I Shares                            1,125,068                     1,584,055
Putnam New Opportunities Fund - Class A Shares                                 2,020,092                     2,875,808
Advanta Corp. Class B Common Stock                                             1,918,347                     1,770,586

Investments are stated at estimated fair value on the statement of assets. The fair value of the T. Rowe Price Stable Value Common Trust Fund (the "Stable Value Fund") is estimated based on Stable Value Fund's audited financial statements that state "In determining fair value, the trust company's valuation committee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value." The average yield and crediting interest rate for the Stable Value Fund for the year ended December 31, 2002 was 5.49%. Fair value for the investments, other than the Stable Value Fund, is based on quoted market prices. Purchases and sales of securities are recorded on a trade-date basis.

The net increase (decrease) in fair value of investments, including gains and losses on investments bought and sold, as well as held during the year, was as follows for the year ended December 31, 2002:

Western Asset Core Portfolio - Institutional Class Shares                     $    16,719
Dodge & Cox Balanced Fund                                                        (265,987)
Vanguard 500 Index Fund - Investor Class Shares                                (2,023,568)
Dodge & Cox Stock Fund                                                           (585,908)
Vanguard International Growth Fund - Investor Class Shares                       (326,286)
John Hancock Small Cap Growth Fund - Class I Shares                              (509,070)
Putnam New Opportunities Fund - Class A Shares                                   (898,434)
Advanta Corp. Class A Common Stock                                                 (8,937)
Advanta Corp. Class B Common Stock                                                 47,180
                                                                              -----------
TOTAL                                                                         $(4,554,291)
                                                                              ===========

(9) FEDERAL INCOME TAXES:

The Internal Revenue Service issued a determination letter dated December 30, 1994 stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2002.

                                                                      SCHEDULE I

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN
                                 EIN 23-1462070

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2002

                                                                                                                CURRENT
                                                                                  COST                           VALUE
                                                                               -----------                    -----------
T. Rowe Price Stable Value Common Trust Fund:
  Market value per share $1.00                                                 $ 3,538,793                    $ 3,538,793
Western Asset Core Portfolio - Institutional Class Shares:
  Market value per share $11.37                                                    854,251                        875,415
Dodge & Cox Balanced Fund:
  Market value per share $60.75                                                  4,026,875                      3,722,460
Vanguard 500 Index Fund - Investor Class Shares:
  Market value per share $81.15                                                  8,892,486                      6,701,492
Dodge & Cox Stock Fund:
  Market value per share $88.05                                                  4,767,470                      4,289,250
Vanguard International Growth Fund - Investor Class Shares:
  Market value per share $12.16                                                  2,192,063                      1,472,305
John Hancock Small Cap Growth Fund - Class I Shares:
  Market value per share $6.83                                                   2,018,715                      1,125,068
Putnam New Opportunities Fund - Class A Shares:
  Market value per share $28.43                                                  4,111,714                      2,020,092
Advanta Corp. Class A Common Stock*
  Market value per share $8.98                                                      77,778                         86,697
Advanta Corp. Class B Common Stock*
  Market value per share $9.39                                                   2,886,118                      1,918,347
Participant Loans Receivable,
  bearing interest from 5.25% to 10.50%                                            418,053                        418,053
                                                                               -----------                    -----------
                                                                               $33,784,316                    $26,167,972
                                                                               ===========                    ===========

*Party-in-interest to the Plan

See accompanying Independent Auditors' Report

                                  EXHIBIT INDEX

EXHIBIT NO.                DOCUMENT
-----------                --------
23.1                       Independent Auditors' Consent

99.1                       Certification Pursuant to 18 U.S.C. Section 1350, as
                           Adopted Pursuant to Section 906 of the Sarbanes-Oxley
                           Act of 2002

99.2                       Certification Pursuant to 18 U.S.C. Section 1350, as
                           Adopted Pursuant to Section 906 of the Sarbanes-Oxley
                           Act of 2002
